Company

GoldmanSachs International

TIDM

TTP

Headline

EMM Disclosure

Released

12:19 29 Jan 2003

Number

7701G


RNS Number:7701G
GoldmanSachs International
29 January 2003

EMM DISCLOSURE
                                                    FORM 38.5 (SUMMARY)

Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM

Goldman Sachs International


Date of disclosure

29 January 2003


Contact name

Peter Highton


Telephone number

+44 207-774-1935



Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Oxford Glycosciences plc

Cambridge Antibody Technology Group plc


AMENDMENT

If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:


In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel.
No: 020 7638 0129. Email: monitoring@disclosure.org.uk



                             FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)

Oxford Glycosciences plc


Class of security

Ordinary Shares


Date of disclosure

29 January 2003


Date of dealing

28 January 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Oxford Glycosciences plc


Total number of securities purchased

0


Highest price paid*

0.00 GBP Sterling


Lowest price paid*

0.00 GBP Sterling


Total number of securities sold

5,682


Highest price received*

1.75 GBP Sterling


Lowest price received*

1.75 GBP Sterling


*Currency must be stated


                                            FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)

Cambridge Antibody Technology Group plc


Class of security

Ordinary Shares


Date of disclosure

29 January 2003


Date of dealing

28 January 2003


Name of EMM

Goldman Sachs International



Name of offeree/offeror with whom connected

Oxford Glycosciences plc


Total number of securities purchased

15,955


Highest price paid*

4.8366 GBP Sterling


Lowest price paid*

4.8366 GBP Sterling


Total number of securities sold

0


Highest price received*

0.00 GBP Sterling


Lowest price received*

0.00 GBP Sterling


*Currency must be stated